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[Sutherland Asbill & Brennan LLP LETTERHEAD]      1275 Pennsylvania Avenue, NW
                                                    Washington, DC 200004-2415
                                                                  202.383.0100
                                                              fax 202.637.3593
                                                                www.sablaw.com

ANEAL KRISHNAMURTHY
DIRECT LINE: 202.383.0538
Internet: aneal.k@sablaw.com

                               October 13, 2006

VIA COURIER

Robert S. Lamont
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     RE: MetLife Investors USA Insurance Company and First MetLife Investors
         -------------------------------------------------------------------
         Insurance Company
         -----------------

Dear Mr. Lamont:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA"), First MetLife Investors Insurance Company ("FMLI"), MetLife Investors USA Separate Account A, and First MetLife Investors Variable Annuity Account One, we have enclosed courtesy copies of two initial registration statements on Form N-4 filed on October 12, 2006.

   MLI USA and FMLI respectfully request that the Staff of the Securities and Exchange Commission afford the filings selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Disclosure in the MLI USA filing is substantially similar to the disclosure in the registration statement on Form N-4 (File No. 333-125756). Disclosure in the FMLI filing is substantially similar to the disclosure in the registration statement on Form N-4 (File No. 333-125617). We have enclosed courtesy copies of the filings marked to show differences between the filings and the effective registration statements that they are substantially similar to.

   The filings for MLI USA and FMLI are virtually identical to each other, apart from the identity of the insurance company and non-material state differences.

   With regard to the GWB III, we note that the marked copies of the filings have the disclosure marked as new. However, if you will recall, the GWB III disclosure was submitted for review on July 13, 2005 pursuant to paragraph
(a)(1) of Rule 485 under the Securities Act of 1933 ("1933 Act") and comments were provided by the Staff (see, File No. 333-54464). With regard to the Lifetime Withdrawal Guarantee, we note that the marked copies of the filings also

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October 13, 2006
Page 2

have the disclosure marked as new. However, if you will recall, the Lifetime Withdrawal Guarantee disclosure was submitted for review on February 7, 2006 pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act and comments were provided by the Staff (see, File No. 333-54464).

   Finally, please note that the fee table in each registration statement will be revised in accordance with your recent comments on the MetLife Investors Insurance Company of California "Stalking Horses."

   If you have any questions or comments, please contact me at (202) 383-0538 or Tom Conner at (202) 383-0590.

                                                  Yours truly,

                                                  /s/ Aneal Krishnamurthy
                                                  -----------------------------
                                                  Aneal Krishnamurthy

Enclosures

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